January 15, 2013

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on January 15, 2013, to be filed by our former client, China Education Alliance, Inc. We are in agreement with the statements contained therein in response to that Item insofar as they relate to our firm.

/s/ Baker Tilly Hong Kong Limited

BAKER TILLY HONG KONG LIMITED

Certified Public Accountants